Americas Silver Corporation Announces Alex Davidson Appointed as Chairman
Company Recommences Full Operations at the Nuestra Señora Mine

Toronto, Ontario – May 26, 2016 – Americas Silver Corporation (TSX: USA) (OTCQX: USAPF) (the “Company”) announced today that its Board of Directors (the “Board”) has elected director Alex Davidson to the role of Chairman of the Board, effective today. Peter Hawley has stepped down as Chairman but will continue to act as a Director of the Company.

“Peter has been an integral part of the Company from day one as a founder and former President and Chief Executive Officer of its predecessor Scorpio Mining Company. On behalf of the Board, I want to thank him for his leadership and tireless commitment to the Company, and I am confident he will continue to be an integral part of the Board going forward” said Alex Davidson, Chairman of Americas Silver Corporation. “I am excited to take on the position and responsibility of Chairman and I look forward to continuing to work closely with Darren and our highly regarded management team to make the Company a world class intermediate precious metals producer.”

About Mr. Davidson

Mr. Davidson is currently a corporate director and was formerly Executive Vice President, Exploration and Corporate Development at Barrick Gold Corporation (“Barrick”), with responsibility for Barrick’s international exploration programs and corporate development activities until 2009. As Vice President Exploration in 1993, he initiated Barrick’s expansion out of North America and into Latin America and beyond. Mr. Davidson has over 35 years’ experience in designing, implementing and managing gold and base metal exploration and acquisition programs globally. In 2005, Mr. Davidson was presented the A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition of his team’s discovery of the Lagunas Norte Project in the Alto Chicama District in Peru. Mr. Davidson is also a director of Capital Drilling Limited, Perseus Mining Ltd, Orca Gold Inc., NuLegacy Gold Corporation and Yamana Gold Inc.

Cosalá Operations Update

The Company today reported that the Nuestra Señora mine has recommenced ore production and expects mill feed from the mine to be processed before the end of the week. As previously reported, the Cosalá Operations has been processing stockpiled Nuestra Señora material and ore from various known sources, including the past producing La Verde and La Estrella mines, since early April while mining was impacted by ground movement near the Nuestra Señora portal. Full access to the mine has been restored and management is confident that a similar interruption will not recur.

About Americas Silver Corporation

The Company is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosala Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA.

For further information please see SEDAR or www.americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward–looking information” within the meaning of applicable securities laws. Forward–looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the re-opening of the Nuestra Señora mine, the San Rafael prefeasibility study, estimates of mineral reserves and resources, realization of mineral reserve estimates, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward–looking information can be identified by forward–looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward–looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks (including ground conditions), government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward–looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward–looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward–looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:

Darren Blasutti
President and CEO
416-848-9503
www.americassilvercorp.com